December 12, 2014

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Ply Gem Holdings, Inc.
Registration Statement on Form S-4
Filed November 25, 2014
File No. 333-200567

Dear Ms. Long:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I hereby submit in electronic form for filing, in response to the oral comment received December 10, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Registration Statement on Form S-4 filed on November 25, 2014 (File No. 333-200567) (the “Registration Statement”), an Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects revisions to incorporate by reference the Company’s Current Reports on Form 8-K filed with the Commission (other than filings or portions of filings that are furnished under the Commission’s rules) during 2014 and certain other updates.

In connection with responding to the Staff’s oral comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s Comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name:	Shawn K. Poe
Title:	Vice President, Chief Financial Officer, Treasurer and Secretary

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